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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F28 Tower B, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated February 12, 2009, relating to Yucheng Technologies Reporting Unaudited Financial Results for the Three-Month Period Ended December 31, 2008 and the Fiscal Year 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: February 12, 2009	By:	/s/ Remington Hu
Name: Remington Hu
Title: Chief Financial Officer

__________________
*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number	Description

1.	Press release dated February 12, 2009, relating to Yucheng Technologies Reporting Unaudited Financial Results for the Three-Month Period Ended December 31, 2008 and the Fiscal Year 2008

Yucheng Technologies Reports Unaudited Financial Results for the Three-Month Period Ended December 31, 2008 and the Fiscal Year 2008

BEIJING, February 12, 2009 /PRNewswire-Asia-FirstCall/ –– Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions and services to China's banking industry, today announced unaudited financial results for the three-month period ended December 31, 2008 and the fiscal year 2008.
2008 Financial Highlights

–	For the fiscal year 2008, non-GAAP net income was USD 13.6M, a 30.4% increase year-over-year.
–	Fully diluted non-GAAP EPS was USD 0.76 for fiscal year 2008 compared to USD 0.68 for fiscal year 2007, an 11.8% increase year-over-year.
–	Yucheng had a fourth quarter and year-end cash position of USD 35.1M compared to USD 30.5M for the same period last year.
–	Cash from operations was USD 21.3M in the fourth quarter 2008, which resulted in net operating cash of USD 15.8M for the fiscal year 2008, compared to a loss of USD 4.6M for the fiscal year 2007.
–	Days of sales outstanding were 106 days in the fourth quarter 2008 compared to 154 days in the third quarter 2008.

Fiscal 2008 and fourth quarter results were achieved despite significant capital and operating investments in 2008, which will allow Yucheng to expand into the insurance sector via the Elegon JV, further penetrate into SMBs with our E-banking ASP, and capitalize on consumer spending patterns through our POS initiative.  These investments lay new foundations to ensure long-term profitability and growth; however, at a cost of USD 0.11 per share for 2008. In 2009, Yucheng’s management team expects to execute on these initiatives to broaden revenue streams and continue double-digit top and bottom line growth.

Yucheng’s net income of USD 13.6M is higher than the original net income performance target established as part of the 2006 merger, which means that the selling shareholders from that transaction will be entitled to receive an additional 0.95M common shares after the financial statements are fully audited.  However, the strong 30.4% annual net income growth fell short of management’s original target, due to the product mix skewing more heavily than expected towards System Integration in the last six weeks of 2008.  In light of this shortfall, the executive management team, Mr. Weidong, Chairman and CEO, and Mr. Shuo Zeng, COO, will defer 125,000 shares or 55% of their 2008 performance target share allocation as selling shareholders until January 1, 2010, contingent on meeting the company’s net income guidance for 2009.  Mr. Weidong and Mr. Shuo Zeng have also requested that the Board not to pay them any additional monetary reward for 2008 performance beyond their base salary of USD 50,000 each.

Mr. Hong said, “Since 2006, we have demonstrated year after year our ability to grow Yucheng and to move into higher margin solutions. We hold ourselves to a high standard, which is partly why we decided to list on the NASDAQ. Executive management is forgoing our 2008 bonuses and postponing a major portion of the performance-based shares due to us as selling shareholders to reflect our commitment to our existing shareholders and our confidence in the 2009 guidance despite challenging market conditions.”

The Company also announced changes to the Board.  Mr. Chih Cheung will become Chairman Emeritus of Yucheng’s board of directors, and Mr. Hong will replace him as Chairman, as agreed during the 2006 merger.  Mr. Cheung will continue to play a formal role and will be more active in shaping Yucheng’s strategic initiatives beyond its core business of IT Solutions and Services.  Mr. Lawrence Yeung will be retiring from the board to move back to Australia.  In his place, Mr. Jeffrey R. Williams will join the board as an independent director and serve on the audit committee of the board of directors.

“I would like to thank Mr. Yeung for his contributions as an independent director and look forward to Mr. Williams’ active involvement in corporate governance, investor communications, and strategic initiatives, working closely with Mr. Cheung,” said Mr. Hong.

Mr. Williams has over 25 years of experience in China, Hong Kong and Taiwan in the financial services industry.  He currently serves as an independent director and risk management committee chair of China Universal Asset Management Co.  Prior to that, Mr. Williams was the President of Shenzhen Development Bank, where he served as the first foreign president of a Chinese commercial bank.  Prior to that, he held a number of senior executive positions at Citibank, American Express and Standard Chartered within Greater China.  Mr. Williams received his AB, magna cum laude, from Harvard College and a MBA from Harvard Business School.

Business Outlook

Despite the current global financial and economic challenges and the general negative outlook for the Chinese economy, we believe that our growth will continue at a healthy rate of 18% to 23% in 2009.  We are committed to growing our IT Solutions and Services business through our market leading products, which allow banks to serve customers more effectively and conveniently, and to manage their operations across multiple locations more efficiently.

We remain positive about our market prospects for another reason.  Banks are continuing to consolidate, which requires IT investments to integrate disparate, legacy systems and to enjoy greater economies of scale.  Banks are increasingly working with only the strongest IT players that have the breadth of skills and the high caliber products to ensure long-term success.  For Yucheng, this means that we are in a position to benefit from industry consolidation.

Mr. Hong stated, “In 2009, we believe our core business will continue to grow, and we will begin to reap the rewards from our E-banking ASP, POS business, and our 3i Elegon JV investments in 2008 through recurring revenue models.  We continue to see robust demand for our services across all of our business lines.”

Based on our operating results for 2008, we project our 2009 revenues to be in the range of USD 117M to USD122M.  We expect our 2009 non-GAAP net income to be in the range of USD 16.0M to USD 16.7M, which will translate into net income per share of USD 0.86 to USD 0.90, based on expected 18.5 million diluted shares outstanding.

In addition to providing complete unaudited financial results on a consolidated basis, the table below allows greater insight into our POS business.

Summary of Selected Unaudited Financial Results for the Fourth Quarter of 2008

(Numbers are in USD thousands, except shares outstanding, earnings per share and percentages)

	Q4 2008		Q4 2007
	Amount	% of Revenues	Amount	% of Revenues	CONSOLIDATED Y-O-Y % Change
Revenues	$34,204	100.0%	$23,486	100.0%	45.6%
IT Solutions and Services	$19,480	57.0%	$13,640	58.1%	42.8%
System Integration	$13,939	40.7%	$9,846	41.9%	41.6%
POS	$785	2.3%	-	-	-
Cost of Revenues	$21,879	64.0%	$14,694	62.6%	48.9%
Gross Profit	$12,325	36.0%	$8,792	37.4%	40.2%
Total Operating Expenses	$7,339	21.5%	$4,595	19.6%	59.7%
R&D	$91	0.3%	$99	0.4%	-8.1%
SG&A	$7,249	21.2%	$4,496	19.1%	61.2%
Income from Operations	$4,986	14.6%	$4,197	17.9%	18.8%
Net Income (GAAP)	$4,745	13.9%	$3,865	16.5%	22.8%
Amortization of Intangible Assets	$336	1.0%	$314	1.3%	7.0%
Non-GAAP Net Income	$5,080	14.9%	$4,179	17.8%	21.6%
Basic GAAP EPS	$0.27	-	$0.23	-	17.4%
Diluted GAAP EPS	$0.27	-	$0.22	-	22.7%
Basic Non-GAAP EPS	$0.29	-	$0.25	-	16.0%
Diluted Non-GAAP EPS	$0.29	-	$0.24	-	20.8%
Basic Weighted Average Common Shares Outstanding	17,575,685	-	16,563,370	-	6.1%
Diluted Weighted Average Common Shares Outstanding	17,614,543	-	17,778,250	-	-0.9%

	Q4 2008
	CORE		POS
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$33,419	100.0%	$785	100.0%
IT Solutions and Services	$19,480	58.3%	-	-
System Integration	$13,939	41.7%	-	-
POS	-	-	$785	100.0%
Cost of Revenues	$21,386	64.0%	$493	62.8%
Gross Profit	$12,033	36.0%	$292	37.2%
Total Operating Expenses	$6,177	18.5%	$1,162	148.0%
R&D	$91	0.3%	-	-
SG&A	$6,087	18.2%	$1,162	148.0%
Income from Operations	$5,856	17.5%	($870)	-110.8%
Net Income (GAAP)	$5,274	15.8%	($529)	-67.3%
Amortization of Intangible Assets	$336	1.0%	-	-
Non-GAAP Net Income	$5,609	16.8%	($529)	-67.3%
Basic GAAP EPS	$0.30	-	($0.03)	-
Diluted GAAP EPS	$0.30	-	($0.03)	-
Basic Non-GAAP EPS	$0.32	-	($0.03)	-
Diluted Non-GAAP EPS	$0.32	-	($0.03)	-
Basic Weighted Average Common Shares Outstanding	17,575,685	-	17,575,685	-
Diluted Weighted Average Common Shares Outstanding	17,614,543	-	17,614,543	-

Note: The United States dollar amounts in the above table are calculated based on an exchange rate of USD 1.00 = RMB 6.8346 for December 31, 2008 and USD 1.00 = RMB 7.3046 for December 31, 2007.

Revenues: Yucheng reported consolidated revenues for the fourth quarter 2008 of USD 34.2M, a 45.6% increase compared to the fourth quarter of 2007 and a 45.1% increase compared to the third quarter of 2008.
–
IT Solutions and Services: In the fourth quarter, IT Solutions and Services recorded revenues of USD 19.5M, a 42.8% increase compared to the fourth quarter of 2007, and a 73.4% increase compared to the third quarter of 2008.  IT Solutions and Services accounted for 57.0% of consolidated revenues.

–
System Integration: System Integration revenues totaled USD 13.9M in the fourth quarter or 40.7% of consolidated revenues.  System Integration revenues grew by 41.6% compared to the fourth quarter of 2007 and 19.0% compared to the third quarter of 2008.

–	POS: POS generated revenues of USD 0.8M in the fourth quarter, representing 2.3% of consolidated revenue. Our POS revenues increased 25.2% compared with the third quarter of 2008.

Gross Profits: In the fourth quarter of 2008, Yucheng registered a gross profit of USD 12.3M, representing an increase of 40.2% compared to the fourth quarter of 2007 and 43.4% compared to the third quarter of 2008.

Sales, General and Administrative Expenses (SG&A): Consolidated SG&A was USD 7.2M in the fourth quarter of 2008, an increase of 61.2% compared to the fourth quarter of 2007 and 47.3% compared to the third quarter of 2008.
–
Core: In the fourth quarter, IT Solutions and Services and System Integration SG&A expenses totaled USD 6.1M, an increase of 35.4% compared to the fourth quarter of 2007 and 44.1% compared to the third quarter of 2008.  As expected, our SG&A increased in the fourth quarter due to annual auditing and legal fees as well as the other expenses related to being a public company.

–	POS: SG&A was USD 1.2M, an increase of 66.6% compared to the third quarter of 2008. The increase is a one-time charge, due to the reclassification of a sales expense.

Net Income: Yucheng recorded non-GAAP net income of USD 5.1M, an increase of 21.6% compared to the fourth quarter of 2007 and 25.6% compared to the third quarter of 2008.  GAAP net income was USD 4.7M for the quarter, an increase of 22.8% compared to the fourth quarter of 2007 and 28.0% compared to the third quarter of 2008.

Earnings per Share: In the fourth quarter, Yucheng’s EPS for fully diluted shares on a consolidated basis was USD 0.29 (non-GAAP) and USD 0.27 (GAAP) compared to USD 0.24 (non-GAAP) and USD 0.22 (GAAP) in the fourth quarter of 2007.
–	Core: Fully diluted EPS for the fourth quarter grew to USD 0.32 (non-GAAP) and USD 0.30 (GAAP) compared to USD 0.24 (non-GAAP) and USD 0.22 (GAAP) in the fourth quarter of 2007.
–	POS: On both a GAAP and non-GAAP basis, the fully diluted EPS impact of POS in the fourth quarter was USD -0.03 compared to USD -0.01 in the third quarter of 2008.

Cash: Yucheng’s cash position in the fourth quarter was USD 35.1M compared to USD 30.5M in the fourth quarter of 2007 and USD 18.8M in the third quarter of 2008.  Yucheng’s operating cash flow peaked cyclically in the fourth quarter, generating USD 21.3M compared to USD 5.7M in the fourth quarter of 2007 and USD 0.5M in the third quarter of 2008.

Accounts Receivable: In the fourth quarter, accounts receivable totaled USD 42.0M compared to USD 27.9M in the fourth quarter of 2007 and USD 37.0M in the third quarter of 2008.  Management continues to emphasize and regularly monitor the timely receipt of payments.  Our days of sales outstanding declined to 106 days compared to 154 days in the third quarter of 2008.

POS: Yucheng’s POS business, although still nascent, has shown steady growth during 2008.
–
Terminal Deployment: Our POS installed base grew to 21,300 by year-end compared to 17,600 in the third quarter of 2008, a 21.0% increase.  We continue to focus on growing a highly accretive merchant base both in terms of transaction volume and revenue.

–
Average Monthly Gross Revenue per POS terminal (AMGRP): Our AMGRP across our entire installed base, which has held steadily above USD 12, since we started reporting the figure in the second quarter of 2008.  As we look at the more mature terminals in our base, the results are promising and show some signs of achieving western averages.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Yucheng’s management has reported net income and earning per share on a non-GAAP basis. Each of the terms as used by Yucheng is defined as follows:

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for amortization of intangible assets resulting from the accounting treatment of the acquisition of Beijing e-Channels Century Technology Co., Ltd.

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP.

Management of Yucheng believes that these non-GAAP net income and earnings per share measures are useful for understanding and assessing Yucheng’s underlying business performance and operating trends, and expects to report net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. These non-GAAP financial measures also facilitate management’s internal comparisons to Yucheng’s historical performance and liquidity. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Management of Yucheng notes that these measures may not be calculated on the same basis as similar measures used by other companies. Please find a reconciliation of non-GAAP figures to GAAP figures in the summary of financial information presented above.

Conference Call and Replay Information
Management will conduct a conference call to discuss the financial results for the three-month period ended December 31, 2008 and the fiscal year 2008 on Thursday, February 12, 2009 at 8:00AM EST/ 9:00PM BJT.
To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call. The conference call identification number is 80168828.

US	+1 866 242 1388
Canada	+1 888 447 3085
UK	+44 808 234 7860
China Netcom Users	+86 10 800 640 0084
China Telecom Users	+86 10 800 264 0084
All Other Participants	+61 288 236 760

A recording of the call will be accessible within 48 hours via Yucheng's website at http://www.yuchengtech.com/english/success.php?classid=41.

About Yucheng Technologies Limited
Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng services clients from its nationwide network in 23 cities and approximately 2,000 employees. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng is also a leading third-party provider of POS Merchant Acquiring Services in partnership with banks in China.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For Further Information
Ms. Rebecca Alexander
+1 914 613 3648
+86 10 5913 7998
ralexander@yuchengtech.com

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
December 31 and September 30, 2008 and December 31, 2007

Assets	2008.12.31	2008.9.30	2007.12.31
	USD	USD	USD
Current assets:
Cash and cash equivalent	35,079,018	18,775,350	30,459,414
Trade accounts receivable, net	41,977,921	36,963,475	27,852,428
Costs and estimated earnings in excess of billings on uncompleted contracts	9,981,878	11,575,171	6,374,655
Amounts due from related companies	229,457	1,253,336	128,337
Inventories	141,673	4,231,068	1,212,413
Pre-contract costs	1,447,592	2,727,804	501,098
Other current assets	6,424,447	7,128,390	11,820,122
Deferred income taxes assets - Current	28,717	778,407	-

Total current assets	95,310,703	83,433,001	78,348,467

Investments in and advances to affiliates	329,240	739,484	308,738
Fixed assets	11,320,664	11,081,954	6,067,353
Less: Accumulated depreciation	(2,907,970)	(2,558,758)	(1,505,239)
Fixed assets, net	8,412,694	8,523,196	4,562,114
Intangible assets, net	5,271,411	5,591,979	5,641,331
Goodwill	27,592,840	25,105,254	23,185,596
Deferred income taxes - Non-current	1,871,133	806,138	354,052
Other non-current assets	-	284,123	96,930

Total assets	138,788,021	124,483,175	112,497,228

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
December 31 and September 30, 2008 and December 31, 2007

Liabilities and stockholders' equity	2008.12.31	2008.9.30	2007.12.31
	USD	USD	USD
Current liabilities:
Short term loan	8,778,861	8,799,847	4,791,501
Obligations under capital leases	419,594	412,567	198,620
Trade accounts payables	20,989,563	14,637,413	12,835,711
Billings in excess of costs and estimated earnings on uncompleted contracts	2,109,956	590,577	948,521
Employee and payroll accruals	1,826,585	1,769,377	1,189,201
Dividends payable to ex-owners	807,861	809,792	3,596,830
Deemed distribution to ex-owners[1]	6,853,156	3,522,890	5,587,458
Outstanding payment in relation to business acquisitions[1]	3,390,497	2,210,431	7,577,819
Income taxes payable	1,463,046	1,428,325	1,501,643
Other current liabilities	7,861,246	6,012,959	4,995,741
Deferred income taxes - Current	143,468	257,038	-

Total current liabilities	54,643,833	40,451,216	43,223,045

Obligations under capital leases	379,983	489,880	329,993
Deferred income taxes	494,423	540,525	727,260

Total liabilities	55,518,239	41,481,621	44,280,298

Minority interests	1,759,231	2,149,007	711,786

Stockholders' equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued; Common stock, $0.0001 par value, authorized 60,000,000 shares; 16,610,853, 17,575,685 shares issued and outstanding as of December 31, 2007; September 30, 2008 and December 31, 2008	2,927,358	2,934,355	2,738,906
Additional paid-in capital	50,239,872	54,405,612	49,506,395
Reserves	5,561,239	3,647,365	3,404,544
Retained earnings	23,184,775	20,411,229	12,069,390
Accumulated other comprehensive loss	(402,693)	(546,014)	(214,091)

Total Stockholders' equity	81,510,551	80,852,547	67,505,144

Liabilities and Stockholders' equity	138,788,021	124,483,175	112,497,228

 1 In the fourth quarter, Yucheng successfully achieved its net income target and has allocated 0.95M shares to the selling shareholders of our 2006 merger companies.  These accruals can be seen in the balance sheet under “Payment of purchase of subsidiaries” and “Dividends paid to ex-owners.” The accounts will return to their former level when the shares are issued pending the final audit, as stipulated in our 20F.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Three months ended December 31, 2008 and 2007

	2008 Q4	2007 Q4
	USD	USD
Revenues:
IT Solutions and Services	20,265,066	13,639,780
System Integration	13,938,646	9,846,215

Total revenues	34,203,712	23,485,995

Cost of revenues:	(21,878,757)	(14,694,272)

Gross profit	12,324,955	8,791,723

Operating expenses:
Research and Development	(90,729)	(98,895)
Selling and marketing	(2,339,304)	(1,731,422)
General and administrative	(4,909,353)	(2,764,432)

Total operating expenses[2]	(7,339,386)	(4,594,749)

Income from Operating	4,985,569	4,196,974

Other income (expenses):
Interest income	36,084	75,919
Interest expense	(161,471)	(117,920)
Investment gain (loss)	(492,821)	597,465
Other income (expense), net	74,277	(3,974)

Income before income tax and minority interests	4,441,638	4,748,464

Income tax benefit (expense)	245,546	(717,336)
Minority interests	57,614	(165,802)

Net income (GAAP)	4,744,798	3,865,326

Amortization for intangible assets	335,522	313,933

Net income (non-GAAP)	5,080,320	4,179,259

 2 Operating Expenses stated above are from our 2007 audited results and include an additional USD 314,000 in costs.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Three months ended December 31, 2008

2008 Q4
USD

Cash flows from operating activities:
Net income	4,744,798
adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	1,018,819
Amortization	682,794
Loss on disposal fixed assets	(12,029)
Loss (gain) on disposal of affiliates	9,639
Minority interests	(57,614)
Share of equity in affiliate company	408,481
Loss from trust investment	77,406
Shares issued to independent directors	142,376
Decrease (increase) in trade accounts receivable, net	(5,157,275)
Decrease (increase) in costs and estimated earnings in excess of billing on uncompleted contracts	1,565,688
Decrease (increase) in due from related parties	1,020,890
Decrease (increase) in inventories	4,079,305
Decrease (increase) in precontract costs	1,166,183
Decrease (increase) in other current assets	913,852
Decrease (increase) in deferred income taxes assets - Current	747,833
Decrease (increase) in deferred income taxes assets - Non-current	(1,066,918)
Increase (decrease) in trade accounts payable	6,387,059
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	1,521,775
Increase (decrease) in employee and payroll accruals	102,273
Increase (decrease) in income taxes payable	54,042
Increase (decrease) in other current liabilities	2,570,659
Increase (decrease) in deferred income taxes liabilities	(130,888)
Payments of capital leases	464,704

Net cash provided by (used in) operating activities	21,253,852

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
Three months ended December 31, 2008

2008 Q4
USD

Cash flows from investing activities:
Capital expenditures	(1,654,279)
Loss from trust investment	(77,406)
Payment of purchase of subsidiaries	(1,386,033)
Proceeds from disposal of fixed assets	13,696
Payments from disposal of a subsidiary	(296,344)

Net cash provided by (used in) investing activities	(3,400,366)

Cash flows from financing activities:
Payment of capital leases	(305,040)
Proceeds from bank borrowings	2,926,287
Repayments of bank borrowings	(2,926,287)
Dividends paid to ex-owners	(1,200,000)

Net cash provided by financing activities	(1,505,040)

Net increase in cash and cash equivalents	16,348,446

Cash at beginning of period	18,730,572
Cash at end of period	35,079,018